January 11, 2017	News Release 17–01
SILVER STANDARD REPORTS FOURTH QUARTER 2016 PRODUCTION RESULTS
AND 2017 GUIDANCE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports its fourth quarter and full year 2016 operating results. Additionally, we are providing 2017 production and cost guidance for our three operations.

Fourth Quarter and 2016 Operating Highlights:

▪	Consistent record of delivery: Achieved production guidance for the fifth consecutive year.

▪
Record annual production: Produced 393,325 gold equivalent ounces in 2016 as all three operations met or exceeded previously improved production guidance. During the fourth quarter, gold equivalent production totaled 110,130 ounces.

▪	Robust gold production at Marigold: Production in the fourth quarter was strongest for the year at 59,945 ounces of gold, taking full year production to 205,116 ounces.

▪
Exceeded gold production guidance at Seabee: The mine achieved the highest annual production in its 26-year history, producing 77,640 ounces of gold in 2016. With fourth quarter production of 19,711 ounces of gold, production over the second half of the year exceeded our H2 2016 production guidance range.

▪
Record annual silver production at Pirquitas: The mine concluded a successful year with fourth quarter production of 2.2 million ounces of silver, taking annual production to a record 10.4 million ounces of silver in 2016.

Paul Benson, President and CEO said, “Our production results continue to demonstrate the strength of our operating portfolio, following the successful acquisition of the Seabee Gold Operation earlier this year. I commend our mines and their respective teams for delivering to or exceeding their operating plans. Our fourth quarter production of over 110,000 gold equivalent ounces is a strong finish to a very successful year. These results are underpinned by our operational excellence program, commitment to safe production and strong balance sheet positioning us to continue creating shareholder value in 2017.”

Marigold mine, U.S.

		Q4 2016	Q3 2016	% Change [1]	FY 2016	FY 2015	% Change [1]
Total material mined	kt	19,559	19,558	0.0%	75,093	74,592	0.7%
Waste removed	kt	13,123	14,741	(11.0)%	51,480	54,054	(4.8)%
Ore to leach pad	kt	6,436	4,817	33.6%	23,613	20,538	15.0%
Strip ratio	w/o	2.0	3.1	(35.5)%	2.2	2.6	(15.4)%
Gold grade to leach pad	g/t	0.48	0.42	14.3%	0.45	0.45	0.0%
Gold recovery	%	75%	71%	5.6%	72%	71%	1.4%
Gold produced	oz	59,945	47,456	26.3%	205,116	207,006	(0.9)%
Gold sold	oz	61,308	47,278	29.7%	204,315	206,338	(1.0)%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In 2016, the Marigold mine produced 205,116 ounces, compared to 207,006 ounces of gold produced in 2015, achieving the mid-point of our improved 2016 production guidance. Gold sales were 204,315 ounces for the year.

Total material mined and ore stacked on leach pads of 75.1 million tonnes and 23.6 million tonnes, respectively, in 2016, were record amounts for the Marigold mine, due to the increased hauling capacity added to the fleet earlier in the year.

In the fourth quarter of 2016, Marigold produced 59,945 ounces of gold, 26% higher than the previous quarter as expected, due to higher grade ore tonnes sourced from the deeper benches of the current Mackay pit phase during the third and fourth quarters of 2016. Higher grade ore was placed on the new leach pad, completed in the third quarter of 2016, which assisted in accelerated gold recovery. Gold sales totaled 61,308 ounces for the quarter.

A total of 19.6 million tonnes of material were mined in the fourth quarter of 2016, in line with material mined in the third quarter. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t, containing approximately 75,000 recoverable ounces of gold stacked during the quarter. This compares to 4.8 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the third quarter of 2016, containing approximately 47,000 recoverable ounces of gold. Gold grade mined in the fourth quarter was 14% higher than the third quarter. The strip ratio declined to 2.0:1 in the quarter, a 36% reduction compared to the previous quarter.

Seabee Gold Operation, Canada

		Q4 2016	Q3 2016	% Change [1]	Period from Acquisition to December 31, 2016 [2]	2016 [3]
Total ore milled	t	84,526	82,756	2.1%	186,138	312,679
Ore milled per day	t/day	919	900	2.1%	870	854
Gold mill feed grade	g/t	7.40	7.40	0.0%	7.44	7.91
Gold recovery	%	97.0%	96.5%	0.5%	96.7%	96.7%
Gold produced	oz	19,711	20,142	(2.1)%	46,574	77,640
Gold sold	oz	17,229	21,911	(21.4)%	50,445	76,474
Notes:

1.	Percent changes are calculated using rounded numbers presented for Q4 2016 and Q3 2016 in the table.

2.	The data presented in this column is for the period from and after May 31, 2016, the effective date of our acquisition of Claude Resources Inc., to and including December 31, 2016.

3.
The data presented in this column is for the period from January 1, 2016 to December 31, 2016 and includes operating results for the Seabee Gold Operation for the period from January 1, 2016 to May 30, 2016 prior to our acquisition.

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. During the period since acquisition, from May 31, 2016 to December 31, 2016, the mine produced a total of 46,574 ounces of gold with gold sales of 50,445 ounces. For the full year 2016, production totaled 77,640 ounces of gold, marking record annual production since the beginning of operations in 1991.

In the fourth quarter, the Seabee Gold Operation produced 19,711 ounces of gold, largely in line with the 20,142 ounces of gold produced during the third quarter of 2016. Production during the second half of the year of 39,853 ounces of gold exceeded our second half 2016 production guidance range of 32,000 to 35,000 ounces of gold.

A record 84,526 tonnes of ore were milled at an average gold grade of 7.40 g/t and recovery of 97.0% during the fourth quarter. This compares to a total of 82,756 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 96.5% in the third quarter. Gold sales totaled 17,229 ounces during the quarter.

During the fourth quarter, the mill was maintained at a higher throughput of 919 tonnes per day, a record quarterly performance. The Santoy complex mined approximately 92% of total ore milled, with the remainder mined from Seabee. Mining continues to transition to long hole stope ore from Santoy and we are reviewing the mine plan to determine the feasibility of higher, sustainable production rates in excess of our 2017 Outlook.

Pirquitas mine, Argentina

		Q4 2016	Q3 2016	% Change [1]	FY 2016	FY 2015	% Change [1]
Total material mined	kt	1,694	2,385	(29.0)%	9,142	11,900	(23.2)%
Waste removed	kt	1,193	1,584	(24.7)%	6,317	9,090	(30.5)%
Ore mined	kt	501	801	(37.5)%	2,825	2,810	0.5%
Strip ratio	w/o	2.4	2.0	20.0%	2.2	3.2	(31.3)%
Silver mined grade	g/t	168	190	(11.6)%	183	183	0.0%
Ore milled	kt	476	455	4.6%	1,774	1,557	13.9%
Silver mill feed grade	g/t	194	264	(26.5)%	235	250	(6.0)%
Silver recovery	%	74.5%	79.0%	(5.7)%	77.8%	82.6%	(5.8)%
Silver produced	‘000 oz	2,210	3,047	(27.5)%	10,422	10,339	0.8%
Silver sold	‘000 oz	2,633	2,947	(10.7)%	11,397	10,294	10.7%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In 2016, the Pirquitas mine produced a record 10.4 million ounces of silver, close to the upper end of our increased annual production guidance range. This was largely the result of achieving a 14% increase in daily milling rate during the year. Silver mined grade of 183 g/t was in line with that realized in 2015, while silver mill feed grade was 6% lower than the previous year, in line with expectations as medium grade stockpiled ore supplemented the mill feed. Silver recovery of 77.8% was lower compared to 2015, due to a combination of closing down the zinc circuit in January 2016, lower silver grade throughout the year and higher mill throughput in the latter half of 2016. Silver sales totaled 11.4 million ounces for the year.

In the fourth quarter of 2016, Pirquitas production declined relative to the third quarter, as expected, producing 2.2 million ounces of silver. Silver sales totaled 2.6 million ounces for the quarter.

Ore was milled at an average rate of 5,175 tonnes per day in the fourth quarter, 5% higher than the previous quarter and a record quarterly result. Additionally, the average milling rate was 29% above the mill’s nominal design of 4,000 tonnes per day, which is the result of a successful 14-month operational excellence project. Ore milled in the fourth quarter of 2016 contained an average silver grade of 194 g/t, 27% lower than the 264 g/t reported in the third quarter as the availability of ore in the lower benches of the San Miguel open pit was reduced, resulting in medium grade stockpile ore supplementing mill feed.

The average silver recovery in the fourth quarter was 74.5%, lower than the 79.0% recovery in the previous quarter, in line with reduced silver mill feed grade that resulted from the increasing proportion of stockpiled material in the mill feed.

Detailed planning and consultation with the workforce, union, communities and government for the cessation of open pit mining in January 2017 is well-advanced. Thereafter, medium grade stockpile material will be processed through the plant in 2017. Low grade stockpiles may be processed in late 2017, and potentially in early 2018, depending on prevailing economic conditions.

2017 Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."

For the full year 2017, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Pirquitas mine
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash costs per payable ounce sold [1]	$/oz	655 - 705	575 - 625	13.50 – 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures [2]	$M	5	5	—
Notes:

1.
We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

2.	Includes capitalized and expensed exploration expenses.

In 2017, on a consolidated basis at mid-point of guidance, Silver Standard expects to produce 355,000 gold equivalent ounces at gold equivalent cash costs of $735 per ounce. Cash costs and capital guidance are based on $55 per barrel oil price and 1.30 Canadian to U.S. dollar exchange rate. Gold equivalent figures are based on a $1,250 per ounce gold price and a $17.50 per ounce silver price.

Marigold production is expected to increase compared to 2016 as the mine benefits from the gold ounces stacked on the leach pads through the latter months of 2016 and from continued strong performance in 2017. As a result, production is expected to be weighted towards the first half of the year. Capital expenditures total $30 million and are primarily attributable to mining equipment components of $17 million and replacement of support equipment of $5 million, with $2.5 million allocated for permitting. Capitalized stripping is expected to decline significantly relative to 2016 as mining focuses on the current phases of the Mackay pit. Approximately $11 million of capitalized stripping are expected to be incurred in the second half of the year as we commence stripping of the next phase of the Mackay pit. Despite the decline in mining costs capitalized, cash costs per payable ounce are expected to be similar to 2016.

At the Seabee Gold Operation, 2017 will mark our first full year of ownership with production expected to remain near record levels of between 72,000 and 82,000 ounces of gold at low cash costs, based on mill throughput of 900 tonnes per day. Annual production is expected to be weighted toward the second half of the year as mine grade is expected to increase as additional levels are developed at the Santoy mine complex through early 2017. Capital investments at Seabee of $8 million include $2 million for improvement of gravity recovery in the plant, $2 million for ventilation improvements to the Santoy mine complex to support a higher mining rate and $3 million for a water treatment plant related to tailings water discharge. Capitalized development of $11 million is principally for Santoy decline development and to establish stations for underground definition and exploration drilling.

At the Pirquitas mine, as previously disclosed, mining of the San Miguel open pit is expected to cease in January 2017. Medium grade stockpiles are expected to constitute the mill feed upon cessation of open pit mining activities. As a result, silver production is expected to decline and cash costs are expected to be higher in 2017, compared to 2016. Zinc production is not expected in 2017 due to lower zinc grades in the stockpiled material. As we report cash costs on a per payable ounce sold basis, 2017 expected cash costs include stockpile inventory costs of approximately $3.50 per ounce of silver that were previously incurred. Capital expenditures include approximately $1 million for completion of the tailings facility lift, which commenced in the fourth quarter of 2016 and is scheduled for completion in the first quarter of 2017. The remaining sustaining capital is for maintaining the re-handle fleet and the mill in fully operational condition. Further, we expect to incur approximately $6 million related to remediation of mining areas in 2017, mainly on surface water control measures. The Pirquitas plant is expected to operate through 2017, conditional upon profitable processing of stockpiles at prevailing market conditions, and to close in late 2017 or early 2018, subject to our investment decision on the Chinchillas project.

We continue to evaluate our right to exercise our option to form a joint venture on the Chinchillas project as an opportunity to extend the mine life at Pirquitas. The completion of our technical evaluation combined with the assessment of market conditions and country risk factors, including the status of our export duty litigation, will determine our decision on exercising the option in advance of its expiry on March 30, 2017.

Exploration and development expenditures are forecast at $15 million. Approximately $5 million of exploration at Marigold is for Mineral Resource discovery and conversion of Mineral Resources to Reserves with particular focus on the Valmy property. At the Seabee Gold Operation, $5 million of expenditures are to be incurred targeting Mineral Resource discovery and conversion of Mineral Resources to Reserves, including Mineral Resource discovery contiguous to Seabee at the Fisher property, where we hold an option. The remaining expenditures are attributable to our development portfolio, including $1 million at the Perdito early-stage exploration property.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and total costs per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities;

social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cash costs per payable ounce of precious metals sold and realized metal prices. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our most recent MD&A, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.